May 10, 2013	Philip G. Feigen pfeigen@pattonboggs.com

Ms. Alexandra M. Ledbetter

Attorney-Advisor

Office of Mergers and Acquisitions

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Signature Group Holdings

Preliminary Proxy Statement on Schedule 14A

Filed April 19, 2013

File No. 1-08007

Dear Ms. Ledbetter:

On behalf of Signature Group Holdings, Inc. (the “Company” or “Signature”), this letter responds to comments made by the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the Staff’s letter, dated April 29, 2013 (the “Comment Letter”), regarding the above referenced preliminary proxy statement on Schedule 14A filed with the Commission by the Company on April 19, 2013. We also have revised the preliminary proxy statement in response to the Staff’s comments and are filing concurrently with this letter an updated preliminary proxy statement (the “Preliminary Proxy Statement”), which reflects these revisions. In connection with this letter and the filing of the Preliminary Proxy Statement, we are sending to the Staff, by courier, four courtesy copies of the Preliminary Proxy Statement marked to show changes from the original preliminary proxy statement filed with the Commission on April 19, 2013.

Set forth below are the Company’s responses to the Staff’s comments provided in the Comment Letter. For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. To assist your review, we have retyped the text of the Staff’s comments in bold text below.

General

1. Please revise the preliminary proxy statement to note the solicitation in opposition. For guidance, see Section I.G, Q & A No. 2, in the Manual of Publicly Available Telephone Interpretations, Third Supplement, July 2001. Please be sure to provide all of the disclosure required by Items 4(b) and 5(b) of Schedule 14A.

Ms. Alexandra M. Ledbetter

May 10, 2013

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on page 32 of the Preliminary Proxy Statement to provide the disclosure required by Item 4(b) of Schedule 14A, and has included an Annex A to the Preliminary Proxy Statement to provide the disclosure required by Item 5(b) of Schedule 14A.

2. Please mark the preliminary proxy statement and the form of proxy clearly as “Preliminary Copies.” See Rule 14a-6(e)(1).

RESPONSE: In response to the Staff’s comment, the Company has added an appropriate header to each of the Preliminary Proxy Statement and the form of proxy.

3. Please fill in the blanks in the proxy statement.

RESPONSE: In response to the Staff’s comment, the Company has filled in all blanks in the Preliminary Proxy Statement other than the date that the definitive proxy statement will be mailed to stockholders and the date by which stockholders must submit proposals for inclusion in the Company’s proxy statement for the 2014 annual meeting of stockholders.

What is the deadline… to nominate individuals to serve as directors?

4. We note the disclosure regarding the advance-notice provisions in the company’s bylaws. Please disclose whether the nominations of Messrs. Bouchard, Gidumal, MacLean, Maheshwari and Nastas were in accordance with the referenced requirements.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on page 8 of the Preliminary Proxy Statement to provide an affirmative statement that the nominations of Messrs. Bouchard, Gidumal, MacLean, Maheshwari and Nastas by Charlestown Capital Advisors, LLC and Charlestown Jupiter Fund, LLC were timely submitted and in compliance with the advance notice provisions of the Company’s Amended and Restated Bylaws.

Proposal 1: Election of Directors

Background Information on Director Nominees

5. With respect to Messrs. Koral and Schwab, please revise the disclosure to describe more specifically each person’s principal occupations and employment during the past five years. See Item 401(e)(1) of Regulation S-K.

Ms. Alexandra M. Ledbetter

May 10, 2013

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure in the Background Information on Director Nominees section, beginning on page 8 of the Preliminary Proxy Statement, to describe more specifically the principal occupations and employment during the past five years of Mr. Koral. Mr. Schwab and the Company mutually decided, once it became apparent that the Company’s 2013 annual meeting of stockholders would involve a contested election, that he would not stand for election to the Board of Directors. As such, disclosures regarding Mr. Schwab’s principal occupations and employment during the past five years have been removed from the Preliminary Proxy Statement. Mr. Schwab was replaced as a director nominee by Peter C.B. Bynoe whose background information (including his principal occupations and employment history for the past five years) appears on page 8 of the Preliminary Proxy Statement.

In connection with responding to the foregoing comments, the Company hereby acknowledges that:

(1)	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(2)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3)	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing, please contact the undersigned at (202) 457-6142.

Thank you for your attention to this filing. We look forward to hearing from you shortly.

Very truly yours,

/s/ Philip G. Feigen

Philip G. Feigen, Esq.

cc:	W. Christopher Manderson, Signature Group Holdings, Inc.

Norman B. Antin, Patton Boggs LLP